10f-3 Transactions Summary*
* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.


Fund
Vestaur Securities, Inc.


Security
Evergreen Resources Inc

Advisor
EIMCO
Transaction
 Date
  3/5/2004

Cost (respectively)
      $19,842


% of
Offering Purchase (respectively)
   0.010%


Broker
Goldman, Sachs & Co.